SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

1 Ha’Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Entry into a New Business

On May 15, 2016, R.V.B. Holdings Ltd. (the “Company”) established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.” (the “Subsidiary”) for the purpose of developing and commercializing electric propulsion aviation (the “Business”). On July 17, 2016, the board of directors (the “Board”) of the Company approved the acquisition, assumption and acceptance by the Subsidiary of all of the assets acquired and obligations created by certain principal shareholders of the Company (the “Principal Shareholders”) on behalf of the Subsidiary, and the transfer to the Subsidiary of all of the contracts, licenses, material goods, intellectual property and expertise that had been acquired by the Principal Shareholders for and on behalf of the Business prior to such date.  The transfer to the Subsidiary of all of aforesaid assets was made at their acquisition cost of approximately $1.7 million pursuant to an Assignment and Assumption Agreement between each of the Principal Shareholders and the Subsidiary (the “Assignment and Assumption Agreement”).  The cost of the acquisition was deemed borrowed by the Subsidiary under the Loan and Credit Agreement described below. The Principal Shareholders are Aviv Tzidon (“Aviv”) and Magic Stones - Gemstone Import and Marketing Ltd., each of whom holds 41.21% of the Company.

The Subsidiary seeks to develop and manufacture a light, electric passenger aircraft, which we refer to as the “EViation Aircraft”, and to provide supportive services required for an economically viable electric aircraft eco-system. The viable electric aircraft eco-system that the Subsidiary seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The EViation Aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers. The EViation Aircraft is planned to be an emissions-free, quiet, high speed, safe and easy to fly aircraft, with lower operating and ownership costs. The Subsidiary expects this aircraft to achieve a reduction of over 50% of operational costs, compared with similarly sized non-electric aircraft. The Subsidiary estimates that such cost reduction, combined with the inherently low maintenance costs of electrical drives, will place the EViation Aircraft in competition with personal automobiles and the various modes of public transportation to destinations from 50 to 600 miles away. Additional information relating to the EViation Aircraft and the new related business of the Subsidiary are included in the attached Company’s Proxy Statement for its Annual General Meeting of Shareholders scheduled for September 26, 2016, to consider and approve certain matters related to the new business of the Company.

The assets and the obligations transferred to and assumed by the Subsidiary under the Assignment and Assumption Agreement include the License and Service agreement dated September 1, 2015 between Aviv and Mr. John McGinnis, as such agreement is described below (the “McGinnis Agreement”), an Administrative Services Agreement dated November 30, 2015 between Aviv, Mr. Michael Ilan and Phinergy Ltd., as  described below (the “Services Agreement”), and a Memorandum of Understandings” dated February 5, 2016 between the Company and Laminar Research LLC, a South Carolina limited liability company (“Laminar”), relating to the development by Laminar of software including an air traffic control (ATC) algorithm and its implementation on subscale aircraft models, as is described below (the “ATC MOU”).

The McGinnis Agreement is a Development and License Agreement with Synergy Aircraft LLC and MC Squared Design USA LLC and Mr. John McGinnis (McGinnis) dated September 1, 2105 relating to an air frame design.  Under the Assignment and Assumption Agreement, the Subsidiary received a worldwide, exclusive license to a patent and know-how necessary for the completion and utilization of a flying, electric, double box tail aircraft for use solely in the field of electric powered aircraft (including hybrid electric) weighing more than 55lbs.  Under the McGinnis Agreement, McGinnis is also to develop and produce four flying, unmanned, scaled demonstrators and a full-scale electric synergy prime aircraft for a total consideration of US $800,000, of which $700,000 has, as of the date hereof, been paid by Aviv on behalf of the Subsidiary.  Payment of an additional $2 million to McGinnis is subject to a series of projects and deliverables that are to be agreed upon by the Subsidiary and McGinnis between 2016 and 2020.

The Services Agreement was executed with Phinergy Ltd., a company in which Aviv Tzidon is an interested party, for procurement by the Company and the Subsidiary of financial management services, a sublease for office space to be used by the Subsidiary, administrative services and human resources services.  All of such services are provided by Phinergy on at ‘at cost’ basis determined by a formula set out in the Services Agreement.  The monthly rent for the premises to be used by the Subsidiary is currently $ 2,120.

The ATC MOU calls for Laminar to develop software, some of which will be integrated into Laminar’s existing products, and which will be used in the Subsidiary’s aircraft and aircraft control systems.  Such software includes modifications to Laminar’s commercially available flight simulator which the Subsidiary will license from Laminar.  Payments under the ATC MOU totaling $180,000 are to be made by the Subsidiary in installments tied to the completion, delivery and testing of the software being developed.

On July 14, 2016, the Subsidiary acquired from EyePoint Ltd. a family of patents entitled ‘High Precision Wide-Angle Electro Optical Positioning System and Method’ in consideration for $38,269 paid to EyePoint Ltd.  The subject patent has been registered in each of China, Germany, the UK, France, Israel and the US.  EyePoint is owned by Dekel Tzidon, a director of the Subsidiary.  Dekel Tzidon is a brother of Aviv Tzidon.

The Business represents the new business focus of the Company.

Credit Facilities

In order to finance the Business of the Company, on July 14, 2016, the Principal Shareholders and the Company entered into a Loan and Credit Agreement pursuant to which they loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax.  As security for such loan, the Company granted to the Buyers a specific lien and security interest on all of the shares of the Subsidiary held by the Company.  The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on July 14, 2016, the Principal Shareholders and the Subsidiary entered into a Loan and Credit Agreement with the Subsidiary pursuant to which they granted a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax.  Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000.  Accrued interest is payable annually.  As security for amounts owing under the credit line, the Subsidiary granted to the Principal Shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time.  An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line.

Officer/Director Appointments

(i)  On July 17, 2016, Mr. Omer Bar Yochai was appointed as the Chief Executive Officer of both the Company and the Subsidiary. Mr. Bar Yochai is experienced in leading multidisciplinary development teams in various managerial position and organizational environments. Subject to the approval by the annual shareholders meeting, Mr. Bar Yochai will receive a monthly salary of NIS 50,000 (approximately $13,000 as of the date hereof) plus benefits.

Previously, on May 22, 2016, each of the Principal Shareholders sold to Mr. Omer Bar Yochai 499,500 of their Ordinary Shares in the Company, or 999,000 Ordinary Shares in total, for a total consideration of NIS 60,039.90, or NIS 30,019.95 paid to each of the Buyers. The price per Ordinary Share sold in such transaction was NIS 0.061.

 (ii) On July 17, 2016, Mr. Dan Halutz was appointed to serve as an independent and unaffiliated director on the board of directors of the Company, as such role is required for public companies under Israel law.  Mr. Halutz is 69 years old, and served as the Chief of Staff of the Israel Defense Forces and commander of the Israeli Air Force From 2008 to date, Mr. Halutz has served as an executive and as a board member in several Israeli corporations. Mr. Halutz joins the other existing directors who were previously appointed to the Company’s board of directors in the context of the Plan of Liquidation which was completed in February 2006. These other directors are Aviv Tzidon, who serves as chairman of the board, Ilanit Zalmanovitch, Avi Toledano, Avi Nachmias, Stav Orit, an external director (as defined under the Israeli Companies Laws) and Aviad Pundak Mintz , an external director (as defined under the Israeli Companies Laws).

Annual Shareholders Meeting

In connection with its new business focus, the Board has scheduled an annual general meeting of the shareholders to consider certain proposals.

Attached hereto and incorporated by reference herein are the following documents:

99.1.	Notice of an annual general meeting and the Registrant’s Proxy Statement for its Annual General Meeting of Shareholders.

99.2.	Proxy Statement for the Annual General Meeting of Shareholders.

99.3.	A copy of the Proxy Card with respect to the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.

By:	/s/ Omer Bar Yochai
Name: Omer Bar Yochai
Title: Chief Executive Officer

Date: August 19, 2016